                                                                       Exhibit 2
                                    AGREEMENT

        This Agreement is made this 18th day of October, 2001, by and between Ronald Vaughan Joyce ("Transferor"), whose address is 227 Blue Ridge Rise, Calgary, Alberta, Canada, T2M 4N3, WENTIM, LTD., an Ontario corporation, having its principal office at 874 Sinclair Road, Oakville, Ontario L6K 2Y1, Canada ("Wentim"), Wendy's International, Inc., an Ohio corporation having its principal office at 4288 West Dublin-Granville Road, Dublin, Ohio 43017 ("Wendy's"), and the Irrevocable Trust for the Benefit of Ronald V. Joyce established under agreement dated as of December 29, 1995 ("Trust").

        WHEREAS, The Huntington Trust Company, N.A. was merged with and into The Huntington National Bank on July 1, 1997, and The Huntington National Bank, as the successor by merger, is the trustee of the Trust; and

        WHEREAS, Transferor currently holds 15,450,000 exchangeable shares of Wentim, which is the successor by amalgamation to 1149658 Ontario Inc. and 632687 Alberta Ltd.; and

        WHEREAS, Wendy's, Transferor, 1149658 Ontario Inc. and 632687 Alberta Ltd. entered into a Share Purchase Agreement dated October 31, 1995, at which time the parties had not contemplated a sale of exchangeable shares for cash; and

        WHEREAS, Wendy's, Transferor and 1149658 Ontario Inc. entered into a Share Exchange Agreement dated as of December 29, 1995, which has subsequently been amended (the "Share Exchange Agreement"); and

        WHEREAS, Transferor and Trust entered into a Guaranty Agreement dated as of December 29, 1995, which has subsequently been amended (the "Guaranty"); and

        WHEREAS, Trust and Wendy's entered into a Subscription Agreement dated as of December 29, 1995, which has subsequently been amended (the "Subscription Agreement"); and

        WHEREAS, Transferor and Wendy's entered into a Registration Rights Agreement dated as of December 29, 1995, which has subsequently been amended (the "Registration Rights Agreement"); and

        WHEREAS, the parties hereto have initiated this transaction to sell 9,708,738 of his exchangeable shares of Wentim for cash; and

        WHEREAS, Wendy's desires to purchase, through a direct or indirect, wholly-owned, Canadian subsidiary designated by Wendy's (such subsidiary is referred to hereinafter as "Transferee"), such shares from Transferor on the terms and subject to the conditions set forth below.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        SECTION ONE. SALE OF STOCK. Transferor hereby sells to Transferee and Transferee hereby buys 9,708,738 exchangeable shares of Wentim effective on the date of this Agreement (the "Transaction Date"). On the settlement date, as hereafter fixed, Transferor shall deliver such exchangeable shares duly indorsed to Transferee and Transferee shall pay or cause to be paid to Transferor the purchase price per exchangeable share as set forth herein. The purchase price per exchangeable share shall be the United States dollar closing price of a common share of Wendy's on the Transaction Date as traded on the New York Stock Exchange, reduced by three percent (3%), provided, however, that the purchase price per exchangeable share shall not exceed the simple average of the closing prices of a common share of Wendy's as traded on the New York Stock Exchange for the twenty trading days immediately preceding the Transaction Date. The parties hereto hereby agree that the purchase price per exchangeable share is the fair market value per share of the applicable exchangeable shares of Wentim.

        SECTION TWO. SETTLEMENT. Settlement of the sale of the exchangeable shares shall take place three business days after the Transaction Date. Transferor shall deliver duly indorsed certificates for 9,708,738 exchangeable shares of Wentim to Transferee at c/o Lang Michener, BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, Canada M5J 2T7 in sufficient time on the settlement date to permit Wendy's to deliver such shares to Transferee and to permit Transferee to cause the purchase price per exchangeable share to be transferred by wire to an account designated by Transferor in writing. For purposes of this Agreement, a business day shall be each day on which American Stock Transfer and Trust Company is open for business.

        SECTION THREE. REPRESENTATIONS, WARRANTIES AND COVENANTS OF TRANSFEROR. Transferor hereby represents, warrants and covenants that he is the sole record and beneficial owner and holder of the exchangeable shares of Wentim being sold pursuant to this Agreement, that he is not a non-resident of Canada for purposes of the Income Tax Act (Canada) and that he has not, and as of the settlement date will not have, pledged, transferred, sold or otherwise hypothecated any interest in such exchangeable shares which are being sold pursuant to this Agreement, except for such pledges as have been specifically disclosed by Transferor to Transferee and as will be fully and properly released not later than the settlement date. Transferor further represents, warrants and covenants that all consents and approvals from third parties necessary in connection with the transactions contemplated hereby with respect to Transferor have been obtained (or will be obtained not later than the settlement date as described above) by Transferor and delivered to Wendy's or waived in writing by Wendy's. The foregoing representations, warranties and covenants shall survive settlement.

       SECTION FOUR. RESIGNATIONS AS A DIRECTOR AND OFFICER. Effective as of the date hereof, Transferor hereby resigns as a director of Wendy's and as a director and/or officer, as the case may be, of all direct or indirect subsidiaries or affiliates of Wendy's. Nothing herein shall be deemed to request or require Transferor to resign as a director of the Tim Hortons Children's Foundation. Transferor hereby covenants and agrees that in the future he will neither seek nor accept election as a director of Wendy's.

       SECTION FIVE. TERMINATION OF EMPLOYMENT RIGHTS; SYSTEM AND PUBLIC RELATIONSHIPS. Effective as of the date hereof, all rights of Transferor as an employee of The TDL Group Co. (other than payments due to Transferor hereunder and future obligations of the parties with respect thereto) are terminated without any further action necessary by any party, including but not limited to termination of the Employment Agreement between The TDL Group Co., Transferor and Wendy's dated October 20, 1998. From time to time hereafter as reasonably requested by Transferee, subject to reasonable advance notice with respect to scheduling requirements of Transferor, Transferor: (i) shall be available to consult with the Chief Operating Officer of Tim Hortons regarding employee and franchisee relationships and related operations of Tim Hortons and its affiliates; (ii) shall participate in meetings and special events of employees and franchisees of Tim Hortons and its affiliates; and (iii) hereby grants the nonexclusive right to use Transferor's name and likeness in a manner consistent with the current and historical use of such with respect to the Tim Hortons system. Transferee shall cause Tim Hortons to reimburse Transferor for all reasonable expenses incurred by Transferor in connection with the obligations set forth in clauses (i) and (ii) above. Nothing herein shall be deemed to encourage or require Transferor to engage in any activity that would cause Transferor to be considered an insider under any law of Canada or any of its provinces or of the United States or any of its states. In consideration of the termination of such employment rights, including the Employment Agreement, and in consideration of the foregoing obligations of Transferor with respect to system and public relationships, Wendy's or Transferee shall cause Tim Hortons to, in addition to the payment of the purchase price per exchangeable share as described in Section One, pay to Transferor on the settlement date the sum of US $5,737,704.92 (US $3,500,000 grossed up 39% for Alberta and Canadian federal taxes). Such payment shall be made by wire transfer to the account designated by Transferor in writing. Upon such payment being made by Wendy's or Transferee, Transferor hereby acknowledges and agrees that neither Wendy's nor The TDL Group Co. shall have any further obligation to Transferor under the Employment Agreement, and that Transferor will have no other employment-related rights or benefits, inchoate or matured, owed by Wendy's or any of its direct or indirect subsidiaries. If Wendy's or Transferee shall not have paid to Transferor the amounts due to Transferor under Section One hereof and this Section Five on the settlement date, Transferor shall be entitled to interest on such amounts at a rate, calculated on a daily basis, equal to the Prime Rate as published in the Wall Street Journal, Midwest Edition, until the time such amounts are paid, provided that the delay in payment is not the result of Transferor's breach of any obligation hereunder or failure to provide any document required hereunder with sufficient time for examination and subsequent wire transfer on the settlement date.

        SECTION SIX. AMENDMENTS TO OTHER AGREEMENTS. Effective as of the date hereof, the parties hereto hereby agree that the documents and agreements set forth below are hereby amended as follows: -

        The definition of "Redemption Date" in Section 1.1 of the Provisions Attaching to Exchangeable Shares of Wentim as set forth in the Articles of Amalgamation of Wentim effective December 29, 1995 shall be January 2, 2003. In connection with this amendment Transferor hereby acknowledges and agrees that Wentim shall cause such amendment to be filed with any required governmental authority and further agrees to sign any shareholder actions necessary to authorize such amendment.

        The reference in the definition of "Purchase Date" in Section 8.1 to December 29, 2005, and the two references to December 29, 2005 in
        Section 2.2.1, of the Share Exchange Agreement shall be January 2, 2003.

        Clause (i) in Section 2.1 of the Registration Rights Agreement shall read as follows:

                  (i) to file more than two registration statements pursuant to this Section 2,.

        The references to January 8, 2006 in Sections (2) and (7) of the Subscription Agreement shall be replaced by January 13, 2003.

        The reference to January 8, 2006 in Section (1) and in the fifth recital of the Guaranty shall be replaced by January 13, 2003.

         SECTION SEVEN. JOINT ANNOUNCEMENTS. The parties hereto acknowledge and agree that a press release announcing the material terms of this Agreement will be issued by Wendy's promptly after this Agreement has been executed by the parties hereto. In addition, announcements will be made by Wendy's to the Tim Hortons system, the Tim Horton Children's Foundation, the financial community and to other interested groups. The form of the press release and the letter to the Tim Hortons system and the Tim Horton Children's Foundation acceptable to the parties hereto are attached hereto as Exhibit A and Exhibit B, respectively. Wendy's will consult with Transferor prior to the issuance of other press releases and announcements relating to the subject matter of this Agreement. Without the written consent of the other party, unless necessary to comply with applicable law in which case prompt notice shall be given to the other party hereto but written consent shall not be required, neither Transferor nor Wendy's shall make public statements or statements to the investment community or media which are in any way inconsistent with the press release and announcements as set forth in Exhibit A and Exhibit B hereto.

        SECTION EIGHT. SETTLEMENT PROCESS TO OBLIGATIONS OF TRANSFEREE. The obligations of Transferee hereunder are subject only to the delivery by Transferor of one or more certificates representing all of the exchangeable shares of Wentim which are being sold and purchased pursuant to this Agreement, duly indorsed for transfer, and to the receipt by Transferee of evidence satisfactory to Transferee that all consents and releases contemplated by
Section 3 hereof have been obtained.

        SECTION NINE. NOTICES. All notices required or permitted to be given under this Agreement shall be deemed duly given when delivered personally or by telefax or sent by registered or certified mail, postage prepaid, properly addressed to the party to receive such notice, at the addresses specified above, with an additional copy sent as follows:

                  If to Transferor:

                           227 Blue Ridge Rise
                           Calgary, Alberta
                           Canada  T2M 4N3

                  With copy to:

                           Jetport
                           520-9300 Airport Road
                           Mt. Hope, Ontario  L0R 1W0  Canada
                           Attention: Corporate Counsel
                           Fax: 905-679-2809

                  If to Wendy's:

                           Wendy's International, Inc.
                           4288 W. Dublin-Granville Rd.
                           Dublin, OH  43017
                           Attention: General Counsel
                           Fax: 614-764-3243

        SECTION TEN. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof; there are no agreements, covenants, warranties, or representations, express or implied, except those expressly set forth in this Agreement. All agreements, covenants, representations, and warranties contained in this Agreement shall apply as of the Transaction Date and shall survive the settlement of this Agreement.

        SECTION ELEVEN. MODIFICATION. This Agreement may not be amended or modified, except by written agreement of the parties hereto.

        SECTION TWELVE. BINDING EFFECT. This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns. Prior to the settlement date and with Wendy's prior written consent, Transferor may transfer portions of the exchangeable shares to be delivered to Transferee hereunder to one or more affiliates directly or indirectly legally and beneficially wholly-owned by Transferor, provided that such affiliates agree to be bound by all of the terms and conditions of this Agreement to the same extent that

Transferor is bound hereunder, including with respect to the representations and warranties made by Transferor hereunder, and provided further that the economic interest of Wendy's resulting from the acquisition of the exchangeable shares by Wendy's pursuant hereto is not adversely affected by such transfers.

        SECTION THIRTEEN. GOVERNING LAW. This Agreement shall be construed under and governed by the local laws of the State of Ohio. The foregoing choice of law provision shall not affect the applicability of any tax laws of Canada or any other jurisdiction that may apply to the transactions contemplated by this Agreement.

        SECTION FOURTEEN. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be a duplicate original, but all of which, taken together, shall be deemed to constitute a single instrument.

        SECTION FIFTEEN. FURTHER ASSURANCES. The parties hereto shall take, or cause to be taken, such further actions which are necessary to complete the transfer of the exchangeable shares being sold pursuant to this Agreement on the records of Wentim and to effect the other transactions contemplated by this Agreement. If Transferor tenders certificates for more exchangeable shares than are being sold pursuant to this Agreement, Transferor will receive a new certificate, as soon as practicable but in no event later than 10 days after the settlement date, for the balance of the exchangeable shares which will continue to be owned by Transferor after giving effect to the sale transaction contemplated by this Agreement.

        SECTION SIXTEEN. REORGANIZATION OR RESTRUCTURING INVOLVING WENTIM. Transferor hereby covenants and agrees (and shall cause any subsequent holder of Wentim exchangeable shares, if otherwise permitted by Wendy's to be an assignee of Wentim exchangeable shares, to covenant and agree) to consent to a reorganization or restructuring of Wentim if in the future requested by Wendy's with respect to which consent of the holder of Wentim exchangeable shares is required, provided that Transferor's economic interest in Wentim exchangeable shares owned by him at the time is not adversely affected.

         {The remainder of this page has intentionally been left blank}

        IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or their duly authorized officers on the date first written above.


/s/ Tim Armstrong                 /s/ Ronald Vaughan Joyce
------------------------------    ---------------------------------------------
Witness to the signature of       Ronald Vaughan Joyce
Ronald Vaughan Joyce
                                  WENTIM, LTD.


                                  By: /s/ Robert Glass
                                     ------------------------------------------

                                  Title:  Director
                                        ---------------------------------------

                                  WENDY'S INTERNATIONAL, INC.


                                  By: /s/ John T. Schuessler
                                     ------------------------------------------

                                  Title:  Chairman of the Board, Chief
                                          Executive Officer & President
                                          -------------------------------------


The Huntington National Bank, successor by merger to The Huntington Trust Company, N.A., as trustee of the Irrevocable Trust for the Benefit of Ronald V. Joyce, hereby executes this Agreement for the purpose of agreeing in writing to the amendments to the Guaranty Agreement and Subscription Agreement as herein set forth.

                                  THE IRREVOCABLE TRUST FOR THE BENEFIT OF
                                  RONALD V. JOYCE

                                  The Huntington National Bank, successor by merger to The Huntington Trust Company, N.A., Trustee

                                  By: /s/ Candada J. Moore
                                     ------------------------------------------

                                  Title: Vice President
                                        ---------------------------------------

        Each of the undersigned executes this Agreement as an assignee of Wentim exchangeable shares pursuant to Section 12 hereof and agrees to be bound by all of the terms and conditions of this Agreement to the same extent that Transferor is bound hereunder and to the extent provided in the Approval of Transfer of Exchangeable Shares by and among the parties hereto of even date herewith.


                                Jetport Inc.



                                By:  /s/ Ronald V. Joyce
                                     ------------------------------------------
                                     Name:  Ronald V. Joyce
                                            -----------------------------------
                                     Title:  President
                                             ----------------------------------


                                Fox Harb'r Development Limited



                                By:  /s/ Ronald V. Joyce
                                     ------------------------------------------
                                     Name:  Ronald V. Joyce
                                            -----------------------------------
                                     Title:  Chairman
                                             ----------------------------------


                                Hamilton Jetport Limited



                                By:  /s/ Ronald V. Joyce
                                     ------------------------------------------
                                     Name:  Ronald V. Joyce
                                            -----------------------------------
                                     Title:  President
                                             ----------------------------------

                                     CONSENT


Canadian Imperial Bank of Commerce, as pledgee of 5,000,000 exchangeable shares of WENTIM, LTD. ("Wentim") owned by Ronald V. Joyce, hereby executes this Consent for the purpose of consenting in writing to the amendments to the Provisions Attaching to Exchangeable Shares of Wentim, the Share Exchange Agreement, the Registration Rights Agreement, the Subscription Agreement and the Guaranty Agreement as herein set forth.




Canadian Imperial Bank of Commerce

By: /s/ P. J. Mulqueen
   --------------------------------------------------

Title: Private Banker
      -----------------------------------------------
Date:  October 18, 2001
      -------------------------------

                                                                       EXHIBIT A





WENDY'S ANNOUNCES $250 MILLION REPURCHASE OF STOCK

TRANSACTION EXPECTED TO BENEFIT 2002 EARNINGS PERFORMANCE

     DUBLIN, Ohio (October 18, 2001) - Wendy's International, Inc. (NYSE: WEN) announced today that it has repurchased 9.7 million shares for $250 million. The purchase price was $25.75 per share, a 3% discount to Thursday's closing price.

     The transaction reduced the Company's average common shares to approximately 113 million.

     The Company purchased the shares from Ronald V. Joyce, co-founder of Tim Hortons(R), and entities wholly owned by him. Joyce, 70, is retired from management of the Tim Hortons chain, which merged with Wendy's in 1995. Joyce acquired 16.45 million shares in the 1995 transaction.

     "This was an opportunity to diversify my portfolio," said Joyce. "I have several other businesses and interests that I will continue to pursue. The Tim Hortons system has quality franchisees that are second to none and the business is in great hands under the leadership of the senior management team."

     Joyce, who continues to own 5.7 million Wendy's(R) shares, also retired from service as a director of the Company. He will continue to serve as chairman of the Tim Horton Children's Foundation.

     Tim Hortons' President and Chief Operating Officer Paul House said: "Ron's vision and energy have been invaluable to our franchise community and to our employees. Tim Hortons experienced tremendous growth under Ron's leadership and we will continue to count on his counsel and friendship."

     Wendy's Founder Dave Thomas said: "I thank Ron for many years of outstanding leadership of the Tim Hortons restaurant system. We became friends many years ago when we agreed to combine our two companies and quality brands. I wish Ron well in all of his future pursuits."

     Chairman and Chief Executive Officer Jack Schuessler said: "The chain and its franchisees have experienced outstanding growth since it was founded in 1964. Ron was the original architect of the success at Tim Hortons and he built a very strong team that has continued to profitably expand the business. Paul House, who joined the chain in 1985, has done a great job leading the Tim Hortons business as president and chief operating officer. Tim Hortons is the premier brand in the coffee and baked goods segment of the restaurant business in North America. I am very optimistic about the future for Tim Hortons."

COMPANY UTILIZES ABOUT $50 MILLION IN CASH FOR TRANSACTION
     The Company used about $50 million in available cash to complete the share repurchase transaction and borrowed the remainder.

     "This was a strategic opportunity to utilize and manage our strong balance sheet to purchase our shares," said Wendy's Executive Vice President and Chief Financial Officer Kerrii Anderson. "This transaction is expected to benefit earnings by six to eight cents per share in 2002, depending on financial market conditions. Additionally, this is an important step in our strategy to improve several important financial metrics such as return on shareholder equity and return on invested capital."

     The Company's long-term goal for annual EPS growth continues to be 12% to 15%.

     "With our strong cash flow and balance sheet, we can continue to grow our core Wendy's and Tim Hortons businesses," said Anderson. "In addition, we have the balance sheet capacity and willingness to make strategic investments while maintaining our investment grade ratings."

     Prior to the transaction, the Company had repurchased 23.4 million common shares for $527.8 million since 1998. The Company has now repurchased a total of
31.1 million shares for $778 million.

     "We do not anticipate any additional share repurchases in the near term," said Anderson.

     Separate from the payment of the purchase price for the shares, the Company will pay $3.5 million, plus applicable taxes, to Joyce for ongoing consulting services and personality rights.

     Wendy's International, Inc. is one of the world's largest restaurant operating and franchising companies, with $7.7 billion in 2000 systemwide sales and two quality brands - Wendy's and Tim Hortons. Wendy's Old Fashioned Hamburgers(R) was founded in 1969 by Dave Thomas and is the third largest quick-service hamburger chain in the world with nearly 6,000 restaurants in the United States, Canada and international markets. Tim Hortons was founded in 1964 by Tim Horton and Ron Joyce and is the largest coffee and fresh baked goods chain in Canada. There are more than 2,000 Tim Hortons restaurants of which more than 1,900 are in Canada.

     Certain information in this news release, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. Factors set forth in our Safe Harbor Under the Private Securities Litigation Reform Act of 1995, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. Please review the Company's Safe Harbor statement at http://www.wendys-invest.com/safeharbor.

CONTACT:
John D. Barker  (614-764-3044, 614-766-5292 or john_barker@wendys.com)

Marsha Gordon
(614-764-3019 or marsha_gordon@wendys.com)

                                                                       Exhibit B


October 19, 2001.

TO:               ALL TDL STORE OWNERS/OPERATORS
                  ALL TDL EMPLOYEES

FROM:             PAUL HOUSE, PRESIDENT & C.O.O.

SUBJECT:          RON JOYCE -- ANNOUNCEMENT
--------------------------------------------------------------------------------

Since our chain's inception in 1964, the name Ron Joyce has been synonymous with Tim Hortons. Ron's vision, leadership and guidance have been the leading factors in our chain's success and growth. His love for our chain and our business has been a driving force in his life, and ultimately, in our lives.

While Ron has not been active in the day-to-day operations of the chain since 1996, he has focussed his energies on pursuing additional dreams and goals while still sharing in the continued success of Tim Hortons. He will now, however, be stepping down from his positions as Senior Chairman of Tim Hortons, and member of the Board of Directors of Wendy's International, Inc.

As you will see from the attached Wendy's International press release, Ron has sold a portion of his shares back to Wendy's in order to allow him to continue with his many projects and business interests. He will still remain a substantial shareholder in the Wendy's corporation.

Ron's enthusiasm and dedication to our business is still very evident today. We have all benefited from his knowledge and his insight. We have all marveled at his stamina and his drive. We have all been humbled by his generosity. His presence has always helped to create a sense of urgency and excitement. Ron was capable of transforming the mundane into the realm of the extraordinary. He demanded quality, and expected everything to be done first class. All of these lessons have left an indelible mark on our minds and spirits.

Ron will still maintain a profile within our chain, attending our meetings and events. I have no doubt that we will always be able to rely on him to be the best ambassador our chain could ever hope to have. He will remain our friend and counsel here at Tim Hortons.

Page Two. . . .October 19, 2001.
Ron Joyce Announcement


Ron will continue to serve as Chairman of the Tim Horton Children's Foundation. The Ron Joyce Conservatory, which was unveiled in a tribute to Ron at our Convention 2000, will be dedicated at the opening of Onondaga Camp on June 8th, with Ron, of course, in attendance.

We have been fortunate that our colleagues at Wendy's International, Inc. have taken great pride in the Tim Hortons name. We have operated as a separate and distinct division within the Wendy's family, and Ron's stepping down will not alter this relationship. The management and staff at Wendy's International share our hope that Ron will continue to enjoy health and happiness in his new endeavours.

And I know you will all join me in thanking Ron for the legacy he has left us -- a strong work ethic, a clear vision and a glowing pride in the Tim Hortons name. All the best to you, Ron! Your dream will never die.

Kindest regards,



Paul House,
President & C.O.O.

Attachment